Filed by CMC Materials, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205
Date: December 15, 2021

This filing relates to the proposed merger of CMC Materials, Inc., a Delaware Corporation (“CMC”), with Yosemite Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Entegris, Inc., a Delaware corporation (“Entegris”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 14, 2021, by and among CMC, Entegris and Merger Sub.